Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS ADJUSTED NET INCOME OF $13.6 MILLION, $0.08 PER SHARE,

AND CASH FLOW FROM OPERATIONS OF $30.9 MILLION FOR Q2 FISCAL 2022

VANCOUVER, British Columbia – November 4, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the second quarter ended September 30, 2021 (“Q2 Fiscal 2022). All amounts are expressed in US Dollars, and figures may not add due to rounding.

Q2 FISCAL 2022 HIGHLIGHTS

•	Mined 292,468 tonnes of ore and milled 271,816 tonnes of ore, up 9% and 3% compared to the prior year quarter.
•	Sold approximately 1.7 million ounces of silver, 800 ounces of gold, 17.3 million pounds of lead, and 7.6 million pounds of zinc, representing decreases of 1%, 64%, and 7% in silver, gold and lead sold, and an increase of 3% in zinc sold, compared to the prior year quarter.
•	Revenue of $58.4 million, up 4% compared to $56.4 million in the prior year quarter.
•	Net income attributable to equity shareholders of $9.4 million, or $0.05 per share, compared to $15.5 million, or $0.09 per share in the prior year quarter. The decrease was mainly due to an unrealized loss of $4.1 million on investments in the current quarter compared to a gain of $2.8 million in the prior year quarter.
•	Adjusted earnings attributable to equity shareholders of $13.6 million, or $0.08 per share, compared to $15.4 million, or $0.09 per share in the prior year quarter. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange gain/loss, gain/loss on investments, and the share of associates’ operating results.
•	Cash flow from operations of $30.9 million, up 4% or $1.3 million compared to $29.6 million in the prior year quarter.
•	Cash cost per ounce of silver, net of by-product credits, of negative $1.65 compared to negative $2.09 in the prior year quarter.
•	All-in sustaining cost per ounce of silver, net of by-product credits, of $7.35, compared to $6.99 in the prior year quarter.
•	Strong balance sheet with $221.1 million in cash and cash equivalents and short-term investments, up $6.7 million or 3% compared to $214.4 million as at June 30, 2021 and up $22.0 million or 11% compared to $199.1 million as at March 31, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $172.8 million as at September 30, 2021 ($243.2 million as at June 30, 2021).

CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Six months ended September 30,
	2021	2020	Changes	2021	2020	Changes
Financial
Revenue (in thousands of $)	$ 58,435	$ 56,372	4%	$ 117,254	$ 103,077	14%
Mine operating earnings (in thousands of $)	23,612	26,672	-11%	49,116	45,957	7%
Net income attributable to equity shareholders	9,393	15,472	-39%	21,605	30,963	-30%
Earnings per share - basic ($/share)	0.05	0.09	-44%	0.12	0.18	-33%
Adjusted earnings attributable to equity shareholders	13,609	15,385	-12%	29,380	24,951	18%
Adjusted earning per share - basic ($/share)	0.08	0.09	-11%	0.17	0.14	21%
Net cash generated from operating activities (in thousands of $)	30,854	29,601	4%	67,306	59,743	13%
Capitalized expenditures (in thousands of $)	14,151	11,098	28%	25,323	21,318	19%
Cash and cash equivalents and short-term investments (in thousands of $)	221,050	200,056	10%	221,050	200,056	10%
Working capital (in thousands of $)	1 93,306	169,336	1 4%	1 93,306	169,336	1 4%
Metals sold
Silver (in thousands of ounces)	1 ,729	1,740	-1%	3,371	3,612	-7%
Gold (in thousands of ounces)	0.8	2.2	-64%	1 .8	3.3	-45%
Lead (in thousands of pounds)	17,319	18,551	-7%	34,1 29	39,436	-1 3%
Zinc (in thousands of pounds)	7,626	7,411	3%	1 4,881	14,369	4%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	1 8.97	18.99	0%	1 9.82	16.40	21%
Gold ($/ounce)	1 ,483	1,371	8%	1 ,497	1,362	1 0%
Lead ($/pound)	0.89	0.78	1 4%	0.87	0.73	1 9%
Zinc ($/pound)	1 .03	0.71	45%	1 .02	0.65	57%

Net income attributable to equity shareholders of the Company Net income attributable to equity shareholders of the Company in Q2 Fiscal 2022 was $9.4 million or $0.05 per share, compared to $15.5 million or $0.09 per share in the three months ended September 30, 2020 (“Q2 Fiscal 2021”).

Adjusted earnings attributable to equity shareholders of the Company in Q2 Fiscal 2022 was $13.6 million, or $0.08 per share, compared to $15.4 million, or $0.09 per share Q2 Fiscal 2021. The adjustments were made to remove the impacts from non-cash and unusual items, including elimination of share-based compensation, foreign exchange loss, share of loss in associates, gain or loss on investments, and one-time items.

Compared to Q2 Fiscal 2021, the Company’s consolidated financial results in the current quarter were mainly impacted by i) an increase of 8%, 14%, and 45%, respectively, in the realized selling prices for gold, lead and zinc; offset by ii) a decrease of 1%, 64%, and 7%, respectively, in silver, gold, and lead sold; iii) a loss of $4.1 million on investments reported in profit; iv) an average 8% appreciation of the Chinese yuan against the US dollar, resulting in higher costs presented in US dollar; v) an overall 14.5% increase in mining contractors’ fee rate at the Ying Mining District as previously reported in the Company’s news release on May 20, 2021; and vi) an average 7% increase in employees’ pay rate and the contribution rate to employees’ social welfare funds in China returned to the normal rate from a reduced rate granted by the Chinese government in Fiscal 2021 due to Covid-19.

Revenue in Q2 Fiscal 2022 was $58.4 million, up 4% or $2.0 million compared to $56.4 million in Q2 Fiscal 2021. The increase was mainly due to an increase of $4.7 million arising from the increase in the gold, lead and zinc net realized selling metal prices; offset by a decrease of $3.3 million arising from the decrease in the quantities of silver, gold, and lead sold. Revenues from silver, gold, and base metal were $32.8 million, $1.2 million, and $24.4 million, respectively, compared to $33.0 million, $3.0 million, and $20.3 million in Q2 Fiscal 2021. Revenue from the Ying Mining District was $47.1 million, up 3%, compared to $45.7 million in Q2 Fiscal 2021. Revenue from the GC Mine was $11.3 million, up 24%, compared to $9.2 million in Q2 Fiscal 2021. Revenue from the BYP Mine was $nil, compared to $1.5 million in Q2 Fiscal 2021 as the Company sold all remaining gold concentrate inventories produced by the mine before it was placed on care and maintenance in 2014 in prior year quarter.

Income from mine operations in Q2 Fiscal 2022 was $23.6 million, down 11% compared to $26.7 million in Q2 Fiscal 2021. Income from mine operations at the Ying Mining District was $19.3 million, down 16% compared to $23.1 million in Q2 Fiscal 2021. Income from mine operations at the GC Mine was $4.5 million, up 55% compared to $2.9 million in Q2 Fiscal 2021.

Cash flow provided by operating activities in Q2 Fiscal 2022 was $30.9 million, up 4% or $1.3 million, compared to $29.6 million in Q2 Fiscal 2021.

The Company ended the quarter with $221.1 million in cash, cash equivalents and short-term investments, up $6.7 million or 3% compared to $214.4 million as at June 30, 2021 and up 11% or $22.0 million, compared to $199.1 million as at March 31, 2021.

Working capital as at September 30, 2021 was $193.3 million, up 5% or $9.3 million, compared to $184.0 million as at March 31, 2021.

Consolidated OPERATIONAL RESULTS

	Three months ended September 30,			Six months ended September 30,
	2021	2020	Change	2021	2020	Changes
Ore Production (tonne)
Ore mined	292,468	267,853	9%	523,703	522,408	0%
Ore milled	271,816	263,933	3%	514,893	526,259	-2%
Metal Production
Silver (in thousands of ounces)	1,696	1,707	-1%	3,169	3,459	-8%
Gold (in thousands of ounces)	0.8	1.1	-27%	1 .8	2.2	-18%
Lead (in thousands of pounds)	17,613	19,086	-8%	33,491	39,163	-14%
Zinc (in thousands of pounds)	7,483	7,133	5%	1 4,681	14,666	0%
Cash Costs Cash cost per ounce of Silver, net of by-product credits ($)	(1.65)	(2.09)	21%	(1.54)	(1.77)	13%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.35	6.99	5%	7.41	6.28	18%
Cash production cost per tonne of ore processed ($)	84.75	69.82	21%	81.60	68.47	19%
All-in sustaining cost per tonne of ore processed ($)	135.76	124.24	9%	133.90	118.46	13%

In Q2 Fiscal 2022, on a consolidated basis, the Company mined 292,468 tonnes of ore, up 9% or 24,615 tonnes, compared to 267,853 tonnes in Q2 Fiscal 2021. Ore milled in Q2 Fiscal 2022 was 271,816 tonnes, up 3% or 7,883 tonnes, compared to 263,933 tonnes in Q2 Fiscal 2021, but 20,832 tonnes lower than mined as a result of transportation interruptions caused by lengthy heavy rains at Ying Mining District in Q2 Fiscal 2022.

In Q2 Fiscal 2022, the Company sold approximately 1.7 million ounces of silver, 800 ounces of gold, 17.3 million pounds of lead, and 7.6 million pounds of zinc, representing decreases of 1%, 64%, and 7% in silver, gold and lead sold, respectively, and an increase of 3% in zinc sold, compared to approximately 1.7 million ounces of silver, 2,200 ounces of gold, 18.6 million pounds of lead, and 7.4 million pounds of zinc sold in Q2 Fiscal 2021. Gold sold in Q2 Fiscal 2021 included 1,200 ounces from the BYP Mine.

In Q2 Fiscal 2022, the consolidated cash production costs per tonne of ore processed was $84.75, up 21% compared to $69.82 in Q2 Fiscal 2021. The consolidated all-in sustaining production cost per tonne of ore processed was $135.76, up 9%, compared to $124.24 in Q2 Fiscal 2021, but within the Company’s current annual cost guidance.

In Q2 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.65, compared to negative $2.09 in the prior year quarter. The increase was mainly due to the increase in per tonne cash production costs, offset by an increase of $1.42 in by-product credits per ounce of silver. Sales from lead and zinc in Q2 Fiscal 2022 amounted to $23.2 million, up $3.6 million, compared to $19.6 million in Q2 Fiscal 2021.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $7.35, compared to $6.99 in Q2 Fiscal 2021. The increase was mainly due to the increase of cash cost per ounce of silver, net of by-product credits, offset by a decrease of $2.0 million in sustaining capital expenditures, mainly resulting from less tunneling development.

In Q2 Fiscal 2022, on a consolidated basis, a total of 124,544 metres or $6.2 million worth of diamond drilling were completed (Q2 Fiscal 2021 – 71,274 metres or $2.5 million), of which approximately 91,970 metres or $2.4 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2021 – 71,274 metres or $2.5 million) and approximately 32,574 metres or $3.8 million worth of drilling were capitalized (Q2 Fiscal 2021 – nil). In addition, approximately 9,953 metres or $3.4 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2021 – 7,693 metres or $1.9 million), and approximately 20,501 metres or $8.3 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2021 – 25,678 metres or $8.5 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Six months ended September 30,
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	2021	2020
Ore Production (tonne)
Ore mined	206,933	142,907	112,561	182,268	181,020	349,840	355,196
Ore milled	182,173	155,407	131,725	162,905	179,083	337,580	356,772
Head grades
Silver (gram/tonne)	283	279	280	297	288	281	290
Lead (%)	4.0	4.2	3.9	4.3	4.4	4.1	4.5
Zinc (%)	0.7	0.8	0.8	0.8	0.7	0.8	0.8
Recovery rates
Silver (%)	95.4	94.7	93.7	93.9	94.4	95.1	94.6
Lead (%)	95.5	95.7	95.1	96.4	96.1	95.6	96.1
Zinc (%)	56.0	59.7	65.0	63.3	57.9	57.8	60.9
Cash Costs Cash cost per ounce of Silver, net of by-product credits ($)	0.71	0.80	1.20	(1.12)	(0.14)	0.75	(0.52)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	6.88	6.54	10.00	5.24	6.63	6.71	5.34
Cash production cost per tonne of ore processed ($)	96.59	92.79	98.13	83.09	80.06	95.10	78.18
All-in sustaining cost per tonne of ore processed ($)	141.26	138.55	155.14	133.07	132.36	140.27	124.74
Metal Production Silver (in thousands of ounces)	1,517	1,283	1,083	1,464	1,525	2,800	3,068
Gold (in thousands of ounces)	0.8	1.0	0.3	0.9	1.1	1.8	2.2
Lead (in thousands of pounds)	14,671	13,278	10,504	14,361	16,080	27,949	33,021
Zinc (in thousands of pounds)	1,584	1,519	1,496	1,857	1,643	3,103	3,563

In Q2 Fiscal 2022, a total of 102,905 metres or $5.0 million worth of diamond drilling were completed (Q2 Fiscal 2021 – 59,540 metres or $2.0 million) at the Ying Mining District, of which approximately 72,844 metres or $2.2 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2021 – 59,540 metres or $2.0 million) and approximately 30,061 metres or $2.8 million worth of drilling were capitalized (Q2 Fiscal 2021 – nil). In addition, approximately 7,528 metres or $2.9 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2021 – 5,316 metres or $1.6 million), and approximately 16,676 metres or $7.1 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q2 Fiscal 2021 – 21,278 metres or $7.5 million).

GC Mine	Q2 2022	Q1 2021	Q4 2021	Q3 2021	Q2 2021	Six months ended September 30,
	September 30, 2021	June 30, 2021	March 31, 2021	December 31 , 2020	September 30, 2020	2021	2020
Ore Production (tonne)
Ore mined	85,535	88,328	50,511	97,177	86,833	173,863	167,212
Ore milled	89,643	87,670	48,949	97,743	84,850	177,313	169,487
Head grades
Silver (gram/tonne)	73	80	87	82	81	77	87
Lead (%)	1 .7	1.5	1.7	1.4	1.8	1.6	1.8
Zinc (%)	3.3	3.3	3.3	3.5	3.4	3.3	3.4
Recovery rates
Silver (%)	84.4	84.1	81.9	82.6	82.5	84.2	82.7
Lead (%)	89.5	89.3	89.7	89.6	89.2	89.4	89.5
Zinc (%)	89.6	89.3	88.2	89.7	87.3	89.5	87.3
Cash Costs Cash cost per ounce of Silver, net of by-product credits ($)	(22.51)	(17.96)	(12.80)	(14.43)	(12.70)	(20.12)	(9.52)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	(11.61)	(7.98)	0.52	(1.05)	(1.78)	(9.70)	0.40
Cash production cost per tonne of ore processed ($)	55.81	52.90	58.56	54.07	48.47	54.33	47.80
All-in sustaining cost per tonne of ore processed ($)	73.76	71.67	87.69	78.63	69.07	72.69	67.49
Metal Production Silver (in thousands of ounces)	1 79	190	112	212	182	369	384
Lead (in thousands of pounds)	2,942	2,600	1,652	2,750	3,006	5,542	6,072
Zinc (in thousands of pounds)	5,899	5,679	3,176	6,816	5,490	11,578	10,948

In Q2 Fiscal 2022, approximately 19,126 metres or $0.7 million worth of underground diamond drilling (Q2 Fiscal 2021 – 11,734 metres or $0.5 million) and 2,425 metres or $0.4 million of tunnelling (Q2 Fiscal 2021 – 2,377 metres or $0.3 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 3,825 metres or $1.2 million of horizontal tunnels, raises, and declines were completed and capitalized (Q2 Fiscal 2021 – 4,400 metres or $1.0 million).

Updates

In October 2021, the SGX Mine at the Ying Mining District suspended production temporarily as a precautionary measure due to the heavy rainfall experienced in the Yellow River region. The water level at the nearby reservoir that discharges into the Yellow River reached an all time high, causing the operations at the SGX Mine to be suspended for ten days, impacting production and ore head grades. Despite this interruption, the Company expects to maintain a similar mining production rate as achieved in Q2 Fiscal 2022 and increase the milling tonnage at the Ying Mining District in the third quarter of Fiscal 2022.

As announced on October 13, 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online auction to acquire the Kuanping Project for a total of $13.5 million (RMB¥86.8 million) (the “Consideration”). The acquisition is not subject to the national security clearance as Henan Found’s subsidiary is considered as a domestic company in China. The Company paid the consideration in October 2021 and expects to complete the acquisition in November 2021.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, November 5, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 03881964

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and consented to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis (“MD&A”), Financial Statements and Notes to Financial Statements for the three and six months ended September 30, 2021, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca under the Investor section. This earnings release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash production cost and all-in sustaining production cost per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 24, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and six months ended September 30, 2021.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth, and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.

Lon Shaver

Vice President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.